UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

June 1, 2026

Date of Report (Date of earliest event reported)

Naqi Logix Inc.

(Exact name of issuer as specified in its charter)

British Columbia, Canada	98-1620944
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Park Royal, Suite 200
West Vancouver, BC V7T 1A2

(Full mailing address of principal executive offices)

(888) 627-4564

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7 & 9. Appointment of Certain Officers

Appointment of Bal Bhullar as Chief Financial Officer

As of June 1, 2026, Bal Bhullar has been appointed by Board of Directors of Naqi Logix Inc. (the “Company”) to the position of Chief Financial Officer. On March 1, 2026, the Company entered into a Consulting Agreement (the “Agreement”) with BKB Management Ltd., wholly owned company by Bal Bhullar, as a Financial Consultant. The Agreement was then amended to change the role from Financial Consultant to Chief Financial Officer effective June 1, 2026. In consideration for the services provided to the Company by Ms. Bhullar, she will receive a monthly fee of $15,000.

Copies of the Press Release, Contractor Agreement and Amendment No.1 to the Agreement have been filed as Exhibits 99.1, 99.2 and 99.3 respectively, to this Current Report on Form 1-U.

Exhibit Index

Exhibit No.	Description
99.1	Press Release on Appointment
99.2	Contractor Agreement between Naqi Logix Inc. and BKB Management Ltd.
99.3	Amendment No. 1 Contractor Agreement between Naqi Logix and BKB Management Ltd.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAQI LOGIX INC.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer

Date: June 1, 2026

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